November 15, 2019

Meclomen Maramot
Chief Executive Officer
Brooge Holdings Limited
c/o Twelve Seas Investment Company
135 East 57th Street, 18th Floor
New York, NY 10022

       Re: Brooge Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-4
           Filed November 14, 2019
           File No. 333-233964

Dear Ms. Maramot:

        We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-4/A2 filed November 14, 2019

The Share Issuance Proposal, page 116

1. In response to prior comment 2, you indicated that "as of now, the Company has not obtained any commitments from private investors to purchase securities of the
       Company." At page 116, you state that an applicable NASDAQ rule requires Twelve
       Seas to obtain shareholder approval because "the issuance of securities in potential financing transactions in connection with the Business Combination will exceed 20% of the currently outstanding ordinary shares of Twelve Seas...." Since you have elected to
       include the share issuance proposal for the greater than 20% issuance of the ordinary shares of Twelve Seas in connection with potential financing transactions, please explain how you will notify shareholders prior to the meeting of the terms (or lack thereof) of
 Meclomen Maramot
Brooge Holdings Limited
November 15, 2019
Page 2
      such financing transactions. Please confirm that you will resolicit the vote if the initial proxy materials are distributed prior to finalizing any such material financing transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty,
Attorney-Advisor, at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameMeclomen Maramot
                                                            Division of
Corporation Finance
Comapany NameBrooge Holdings Limited
                                                            Office of Energy &
Transportation
November 15, 2019 Page 2
cc:       Benjamin S. Reichel
FirstName LastName